SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*


                               Smart Online, Inc.
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                   83171V 10 0
                                 (CUSIP Number)

                                 Doron Roethler
                    c/o Strauss, Adar, Raviv & Co. Law Office
                   7 Menachem Begin Str. (Betzalel) 28th Floor
                                 Ramat Gan 52521
                                     Israel

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                                February 24, 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 83171V 10 0


   1. NAMES OF REPORTING PERSONS
      Doron Roethler
--------------------------------------------------------------------------------

   2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------

   3. SEC USE ONLY
--------------------------------------------------------------------------------

   4. SOURCE OF FUNDS
                           PF
--------------------------------------------------------------------------------

   5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e):                                                    [ ]
--------------------------------------------------------------------------------

   6. CITIZENSHIP OR PLACE OF ORGANIZATION:
      Israel and Holland
--------------------------------------------------------------------------------

                                    7.  SOLE VOTING POWER:
         NUMBER OF                      2,418,353 (1)
          SHARES
       BENEFICIALLY
         OWNED BY                   8.  SHARED VOTING POWER:
      EACH REPORTING                    0
        PERSON WITH
                                    9.  SOLE DISPOSITIVE POWER:
                                        2,418,353 (1)

                                    10. SHARED DISPOSITIVE POWER: 0
--------------------------------------------------------------------------------

   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       2,418,353 (1)
--------------------------------------------------------------------------------

   12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:
       [ ]
--------------------------------------------------------------------------------

   13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
       13.2%
--------------------------------------------------------------------------------

   14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN
--------------------------------------------------------------------------------

(1) See Item 5(a) for a detailed explanation of the Reporting Person's beneficial ownership of Common Stock.

This Amendment No. 4 (this "Amendment") amends the Report on Schedule 13D, originally filed on February 22, 2005, as amended on December 6, 2007, June 30, 2008, and February 17, 2009 (as amended, the "Schedule 13D"). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined have the meaning given to them in the Schedule 13D.

Item 2.  Identity and Background.

Item 2 is hereby amended and restated as follows:

(a) This Schedule 13D is being filed on behalf of Doron Roethler (the "Reporting Person").

(b) The business address of the Reporting Person is c/o Strauss, Adar, Raviv & Co. Law Office, 7 Menachem Begin, (Bezalel) Street, 28th Floor, Ramat Gan 52521, Israel.

(c) The Reporting Person is the managing director of TMF Airmarine BV, an independent aviation spare parts company. TMF Airmarine's principal business address is c/o Strauss, Adar, Raviv & Co. Law Office, 7 Menachem Begin, (Bezalel) Street, 28th Floor, Ramat Gan 52521, Israel. As of December 9, 2008, the Reporting Person also began serving as the Issuer's Interim Chief Executive Officer.

(d) The Reporting Person has not, during the five years prior to the date of this Schedule 13D, been convicted in a criminal proceeding.

(e) The Reporting Person has not, during the five years prior to the date of this Schedule 13D, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Israel and Holland.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The Reporting Person acquired the shares of Common Stock for investment purposes. These shares of Common Stock constitute a significant portion of the Reporting Person's total personal net worth. One of the Reporting Person's investment goals is diversification, which may require the Reporting Person to sell shares of the Common Stock. Accordingly, the Reporting Person may, from time to time, make decisions to sell shares of the Common Stock based upon then-prevailing market conditions.

The Reporting Person was appointed as Chairman of the Issuer's Board of Directors in November 2007 and as the Issuer's Interim Chief Executive Officer in December 2008.

On November 14, 2007, in an initial closing, the Issuer sold $3.3 million aggregate principal amount of secured subordinated convertible notes due November 14, 2010 (the "Notes") to noteholders, including the Reporting Person (the "Noteholders"). In addition, the Noteholders committed to purchase on a pro rata basis up to $5.2 million aggregate principal amount of Notes upon approval and call by the Issuer's Board of Directors in future closings. On August 12, 2008, the Issuer exercised its option to sell $1.5 million aggregate principal amount of Notes with substantially the same terms and conditions as the Notes sold on November 14, 2007. In connection with the sale of the additional Notes, the Noteholders holding a majority of the aggregate principal amount of the Notes outstanding agreed to increase the aggregate principal amount of Notes that they are committed to purchase from $8.5 million to $15.3 million. On November 21, 2008, the Issuer sold $500,000 aggregate principal amount of Notes to two new investors, and on January 6, 2009, the Issuer sold $500,000 aggregate principal amount of Notes to an existing Noteholder, all on substantially the same terms and conditions as the previously issued Notes.

On February 24, 2009, the Issuer sold $500,000 aggregate principal amount of Notes to an existing Noteholder on substantially the same terms and conditions as the previously issued Notes. On the same date, the Noteholders holding a majority of the aggregate principal amount of the Notes outstanding agreed that the Issuer may sell up to $6 million aggregate principal amount of additional secured subordinated notes to new investors or existing Noteholders at any time on or before December 31, 2009 with a maturity date of November 14, 2010 or later. In addition, the maturity date definition for each of the Notes was changed from November 14, 2010 to the date upon which the Note is due and payable, which is the earlier of (1) November 14, 2010, (2) a change of control, or (3) if an event of default occurs, the date upon which Noteholders accelerate the indebtedness evidenced by the Notes.

The formula for calculating the conversion price of the Notes was also amended such that the conversion price of each outstanding Note and any additional note sold in the future would be the same and set at the lowest applicable conversion price, as described below. The Reporting Person currently holds $750,000 aggregate principal amount of Notes and serves as the bond representative for the Noteholders.

The Issuer is obligated to pay interest on the Notes at an annualized rate of 8% payable in quarterly installments commencing three months after the purchase date of the Notes. The Issuer does not have the ability to prepay the Notes without the approval of Noteholders holding at least a majority of the principal amount of the Notes then outstanding.

On the earlier of November 14, 2010 or a merger or acquisition or other transaction pursuant to which the Issuer's existing stockholders hold less than 50% of the surviving entity, or the sale of all or substantially all of the Issuer's assets, or similar transaction, or event of default, each Noteholder in its sole discretion shall have the option to:

      o convert the principal then outstanding on its Notes into shares of Common Stock, or

      o receive immediate repayment in cash of the Notes, including any accrued and unpaid interest.

If a Noteholder elects to convert its Notes under these circumstances, the conversion price will be the lowest "applicable conversion price" determined for each Note. The "applicable conversion price" for each Note shall be calculated by multiplying 120% by the lowest of:

      o the average of the high and low prices of the Common Stock on the OTC Bulletin Board averaged over the five trading days prior to the closing date of the issuance of such Note,

      o if the Common Stock is not traded on the Over-The-Counter market, the closing price of the Common Stock reported on the Nasdaq National Market or the principal exchange on which the Common Stock is listed, averaged over the five trading days prior to the closing date of the issuance of such Note, or

      o the closing price of the Common Stock on the OTC Bulletin Board, the Nasdaq National Market or the principal exchange on which the Common Stock is listed, as applicable, on the trading day immediately preceding the date such Note is converted, in each case as adjusted for stock splits, dividends or combinations, recapitalizations or similar events.

Payment of the Notes will be automatically accelerated if the Issuer enters voluntary or involuntary bankruptcy or insolvency proceedings.

The Notes and Common Stock into which they may be converted have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state, local, or foreign securities laws. As a result, offers and sales of the Notes were made pursuant to Regulation D under the Securities Act and only to accredited investors.

In addition, if the Issuer proposes to file a registration statement to register any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash, subject to certain limitations, the Issuer must give each Noteholder who has converted its Notes into Common Stock the opportunity to include such shares of converted Common Stock in the registration. The Issuer has agreed to bear the expenses for any of these registrations, exclusive of any stock transfer taxes, underwriting discounts, and commissions.

The Convertible Secured Subordinated Note Purchase Agreement, the Form of Convertible Secured Subordinated Promissory Note, the Registration Rights Agreement, the Security Agreement, the First Amendment to Convertible Secured Subordinated Note Purchase Agreement, the Second Amendment and Agreement to Join as a Party to Convertible Secured Subordinated Note Purchase Agreement and Registration Rights Agreement, the Third Amendment to Convertible Secured Subordinated Note Purchase Agreement and Registration Rights Agreement and Amendment to Convertible Secured Subordinated Promissory Notes, and the Form of Convertible Secured Subordinated Promissory Note to be issued post January 2009 are attached hereto as Exhibits 2 through 9 and are incorporated herein by reference.

Except as may be set forth herein or in his capacity as Chairman of the Issuer's Board of Directors or Interim Chief Executive Officer, the Reporting Person has no plans or proposals which would relate or result in any of the matters set forth below:

      (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer's Board of Directors or to fill any existing vacancies thereon;

      (e) any material change in the present capitalization or dividend policy of the Issuer;

      (f) any other material change in the Issuer's business or corporate structure;

      (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

      (j)   Any action similar to any of those enumerated above.

Item 7.  Material to Be Filed as Exhibits.

Item 7 is hereby amended and restated as follows:

Exhibit 1 Stock Purchase Agreement, dated October 10, 2006, between Dennis Michael Nouri and Reporting Person (previously filed with Amendment No. 1 to the Schedule 13D)

Exhibit 2 Convertible Secured Subordinated Note Purchase Agreement, dated November 14, 2007, by and among the Issuer and certain investors, including the Reporting Person (incorporated herein by reference to Exhibit 4.1 to the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the "SEC") on November 14, 2007)

Exhibit 3 Form of Convertible Secured Subordinated Promissory Note (incorporated herein by reference to Exhibit 4.2 to the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007)

Exhibit 4 Registration Rights Agreement, dated November 14, 2007, by and among the Issuer and certain investors, including the Reporting Person (incorporated herein by reference to Exhibit
                  10.6 to the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007)

Exhibit 5         Security Agreement, dated November 14, 2007, among the
                  Issuer and Doron Roethler, as agent for certain investors, including the Reporting Person (incorporated herein by reference to Exhibit 10.7 to the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007)

Exhibit 6 First Amendment to Convertible Secured Subordinated Note Purchase Agreement, dated August 12, 2008, by and among the Issuer and certain investors, including the Reporting Person (incorporated herein by reference to Exhibit 4.1 to the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 12, 2008)

Exhibit 7 Second Amendment and Agreement to Join as a Party to Convertible Secured Subordinated Note Purchase Agreement and Registration Rights Agreement, dated November 21, 2008, by and among the Issuer and certain investors, including the Reporting Person (previously filed with Amendment No. 3 to the
                  Schedule 13D)

Exhibit 8 Third Amendment to Convertible Secured Subordinated Note Purchase Agreement and Registration Rights Agreement and Amendment to Convertible Secured Subordinated Promissory Notes, dated February 24, 2009, by and among the Issuer and certain investors, including the Reporting Person

Exhibit 9 Form of Convertible Secured Subordinated Promissory Note to be issued post January 2009

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                                 Doron Roethler

Dated: March 3, 2009                             /s/ Doron Roethler
                                                 -------------------------------
                                                 Signature



                                                 Name: Doron Roethler